
RECEIVED
FEB 2 2007
203



07000751

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAHOE FIXED INCOME, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9650 GATEWAY DR., SUITE 101
(No. and Street)

RENO (City) NEVADA (State) 89521 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK ELMORE 775/852-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK ELMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAHOE FIXED INCOME, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



VICKIE A. BRUNET
NOTARY PUBLIC
STATE OF NEVADA
APPT. No 98-4715-2
MY APPT. EXPIRES FEB. 19, 2007

MARK ELMORE Signature

PRESIDENT
Title

Vickie A. Brunet 1/30/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

We have audited the accompanying statement of financial condition of Tahoe fixed Income, LLC as of December 31, 2006, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9-11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
January 15, 2007

TAHOE FIXED INCOME, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash in bank	$ 51,007
Deposits with Clearing organization	647,447
Receivable from Clearing organization	84,340
Securities owned, at market value	5,722,420
Prepaid expense and other assets	4,167
Property and equipment, net of accumulated depreciation of $330	6,265
Total assets	$ 6,515,646

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 24,795
Payable to Clearing organization	5,629,673
Total liabilities	5,654,468
Members' equity	861,178
Total liabilities and members' equity	$ 6,515,646

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Net gains on sale of securities		$ 1,108,266
Interest and other income		169,237
Unrealized gain on securities held		43,756
Total revenues		1,321,259
Expenses:		
Salaries, benefits and payroll taxes	$ 107,847	
Guaranteed payments	120,000	
Ticket charges	93,139	
Interest	210,707	
Data subscriptions	65,275	
Professional fees	14,555	
Communications	4,798	
Licenses, registrations, taxes and other regulatory fees	4,208	
Retirement plan expenses	2,400	
Travel	1,748	
Rent	27,511	
Depreciation	330	
Office expense	9,946	
Utilities	2,013	
Other	5,490	
Total expenses		669,967
Net income		$ 651,292

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2006

Balance at December 31, 2005	$ 712,338
Capital additions	-
Capital withdraws	(502,452)
Net income	651,292
Balance at December 31, 2006	$ 861,178

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 651,292
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 330	
Changes in operating assets and liabilities:		
Deposits with Clearing organization	(218,924)	
Receivable from Clearing organization	26,474	
Securities owned, net	(2,219,392)	
Prepaid expenses	4,079	
Payable to Clearing organization	2,264,727	
Accounts payable	24,795	
Total adjustments		(117,911)
Net cash flows provided by operating activities		533,381
Cash flows from investing activities:		
Purchase of equipment	(6,595)	
Net cash flows used for operating activities		(6,595)
Cash flows from financing activities:		
Contributions withdrawn by members	(502,452)	
Net cash flows used for financing activities		(502,452)
Net increase in cash		24,334
Cash at beginning of year		26,673
Cash at end of year		$ 51,007

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 210,707

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its office in Reno, Nevada. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits of $100,000 by the Federal Deposit Insurance Corporation. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2006.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2006, the Company had deposit levels with clearing organizations exceeding the requirements.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $48,991. These securities had a cost of $5,629,673 and are comprised of:

Federal National Mortgage Association	$ 1,296,634
Federal Home Loan Mortgage Company	1,294,809
Federal Home Loan Bank	798,015
Federal Farm Credit	73,639
Government National Mortgage Association	308
Resolution Funding Corporation	3,993
Accrued interest on securities	35,630
	$ 5,722,420

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition.

(3) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government and agency securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

(3) TRADING ACTIVITIES AND RELATED RISKS, Continued

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2006, there were twenty-seven futures contracts that had not been settled (notional amount of $2,700,000). These contracts relate to United States 10-Year Treasury Notes deliverable in March 2007. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the year ended December 31, 2006, net realized and unrealized profits on futures contracts totaled $34,095.

(4) GUARANTEED PAYMENTS

During 2006, the Company's members agreed to make guaranteed payments to one of the Company's members, totaling $120,000.

(5) DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan for all eligible employees. Eligibility is determined as anyone who is twenty-one years of age with two years of service. A year of service is credited when, during the first twelve consecutive month period from the date of employment or any subsequent twelve month period from the anniversary date of hire, an employee has been credited with 1000 hours of service.

The following information regarding the plan is as of December 31, 2005, the most recent data available:

Projected benefit obligation	$ 92,125
Accumulated benefit obligated	$ 60,674
Fair value of plan assets	$ - (*)

(*) The plan was fully funded subsequent to December 31, 2005.

(5) DEFINED BENEFIT PENSION PLAN, Continued

The employer currently is the only contributor to the plan. The amount of funding required in 2007 to meet the 2006 obligation is not yet available.

A discount rate and expected long-term rate of return on plan assets of 5% and a compensation rate increase of 3% were used in determining the net periodic benefit cost.

The Plan's assets will be invested at the discretion of the plan sponsor. No formal investment targets are maintained for different classes of assets due to the relatively small size of the plan.

There are no securities of the plan sponsor and related parties held by the plan.

(6) RENTAL OF OFFICE FACILITIES

The Company occupies office facilities under a one-year lease expiring in June 2007 which provides for monthly payments of $2,297 per month.

(7) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2005, the Company had computed net capital of $567,298, which was in excess of the required net capital level by $467,298. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .04 to 1.

TAHOE FIXED INCOME, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total members' equity		$ 861,178
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (4,167)	
Property and equipment, net	(6,265)	
Total adjustments		(10,432)
Net capital before haircuts		850,746
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States		(243,375)
Net capital		607,411
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 507,411

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 24,795
Ratio of aggregate indebtedness to net capital	.04 to 1

The net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

TAHOE FIXED INCOME, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT RULE 15c3-3

DECEMBER 31, 2006

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

In planning and performing our audit of the financial statements of Tahoe Fixed Income, LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
January 15, 2007

END